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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 5th Avenue, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Scott Eveleth — (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 2 2009

Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3)

AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2.27.09

Signature Date

President & Chief Executive Officer

Title

STATE OF NEW YORK

COUNTY OF NEW YORK

J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 27th day of February 2009.

Nicole Ciavarelli 2/27/9

Notary Public

NICOLE CIAVARELLI
Notary Public - State of New York
No. 01CI6187962
Qualified in Queens County
My Commission Expires June 2, 2012

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

(SEC I.D. No. 8-49569)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
One World Financial Center
New York, NY 10281-1003
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Exane SA:

We have audited the accompanying statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Exane, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 12,591,045
Receivables:	
Customers	1,662,967
Brokers, dealers, and clearing organizations	1,645,317
Affiliate	951,223
Securities owned, at fair value	11,744,286
Furniture, equipment, and leasehold improvements — At cost (less accumulated depreciation and amortization of $904,293)	1,344,318
Prepaid and other assets	834,153
TOTAL ASSETS	$ 30,773,309

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 6,366,041
Payables:	
Customers	286,092
Brokers, dealers, and clearing organizations	59,129
Post Retirement Benefits Payable	866,856
Other	952,095
Total Liabilities	$ 8,530,213
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,000 shares; issued and outstanding	10
Additional paid-in capital	4,999,990
Accumulated comprehensive income	(493,429)
Retained earnings	17,736,525
Total stockholder's equity	22,243,096
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 30,773,309

See notes to Statement of Financial Condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Exane, Inc. (the "Company") is a wholly owned subsidiary of Exane SA (the "Parent"). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulating Authority, Inc. ("FINRA"). The primary function of the Company is to serve the French and other European investment needs of U.S. institutional investors and the U.S. investment needs of U.S., French and other European and Asian institutional investors. The Company deals primarily in securities of European and U.S. issuers.

Basis of presentation — The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents —The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments.

Securities Owned — Securities owned at December 31, 2008, consists of certificates of deposits with maturities greater than 90 days and money market mutual funds, including a $545,161 deposit that has been pledged to a landlord and are presented at fair value.

Furniture, Equipment, and Leasehold Improvements — Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

Receivables and Payables From Brokers and Dealers — Receivables from brokers and dealers primarily consist of securities failed to deliver and customer commissions cleared through another U.S. broker dealer. Payables to brokers and dealers primarily consist of securities failed to receive.

Receivables and Payables From Customers — The amounts reported in the statement of financial condition represent balances receivable from and payable to customers in connection with cash transactions. The receivables are collateralized by securities failed by others for delivery to the Company, the value of which is reflected in the accompanying statement of financial condition.

Translation of Foreign Currency — Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates .

Use of Estimates — In presenting the statement of financial condition in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities (such as compensation bonus payable and taxes) and the disclosure of contingent assets and liabilities at December 31, 2008, as well as the reported amounts of income and expenses for the year then ended. Therefore, actual results could differ from those estimates, resulting in a material impact to the statement of financial condition.

Fair Value Measurement — The Company accounts for all of its financial instruments at fair value. The Company adopted the provisions of Statement of Financial Account Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157") in 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset.

New Accounting Pronouncements — In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109* ("FIN 48"). This statement prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This statement also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. In December 2008, the FASB issued Staff Position No. FIN 48-3 "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", which deferred the effective date of FIN No. 48 for certain non-public enterprises, as defined. The Company will adopt FIN 48 on January 1, 2009. The adoption of FIN 48 is not expected to have a material impact on the Company's statement of financial position.

In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is not Active ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS No. 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 became effective upon issuance and is applicable for periods for which statement of financial condition has not been issued. The clarifying guidance provided in FSP 157-3 did not result in a change to the Company's application of SFAS No. 157 and did not have an impact on the Company's statement of financial condition.

2. RELATED PARTY TRANSACTIONS

The Company executes, clears and acts as a custodian for securities transactions through another U.S. broker-dealer or a foreign affiliate. Most of their transactions are denominated in foreign currencies. Pursuant to agreements, the Company receives or pays a fee for such services, which is included in commission revenue or brokerage and clearance expenses. The statement of financial condition reflects the following related party balances as of December 31, 2008:

Assets:	
Receivable from affiliate	$ 951,223
Receivable from brokers, dealers, and clearing organizations	286,092
Liabilities — payable to brokers, dealers, and clearing organizations	59,129

The receivable from affiliate balance represents the net commission fees receivable as of December 31, 2008.

3. INCOME TAXES

At December 31, 2008, a temporary difference arose due to SFAS No. 158. This resulted in a deferred tax asset of $373,427 being recognized on the statement of financial condition. This deferred tax asset has been taken as an adjustment to accumulated other comprehensive income as a component of stockholder's equity.

4. EMPLOYEE BENEFIT PLAN

401(k) Retirement Plan — The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts.

Defined Benefit Pension Plan — The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 2008, the pension plan assets were invested in a portfolio consisting primarily of cash and cash equivalents, medium term corporate bonds, U.S. equities and mutual funds managed by the Company. Employees must be at least 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

The plan has less than seven years of investing history and has been very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% to 5% for long term government bonds and 8% to 12% for broad U.S. equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2008.

For the year ending December 31, 2009, the expected minimum pension contribution is $100,000. This amount includes $100,000 to provide an ancillary death benefit through the purchase of individual whole life insurance policies. With the exception of death benefit payments, $17,000 of benefit payments are expected between 2009 and 2012. Expected payments for the five years subsequent to 2013 are $400,000.

A reconciliation of the beginning and ending balances of the benefit obligation is as follows:

Benefit obligation — beginning of year	$ 1,569,380
Service cost	274,843
Interest cost	94,163
Actuarial gains	451,615
Insurance premiums	-
Benefits paid	(101,530)
Changes due to amendments	-
Benefits obligation — end of year	$ 2,288,471

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

Fair value — beginning of year	$ 1,844,250
Actual return on plan assets	(462,661)
Employer contribution	551,094
Insurance premiums	-
Benefits paid	(101,530)
Fair value — end of year	$ 1,831,153

The financial status for fiscal 2008 is as follows:

Funded status	$ (457,318)
Unrecognized prior service cost	(103,263)
Unrecognized net loss	970,030
(Accrued) prepaid pension cost	$ 409,449

The following table sets forth the weighted average assumptions used to determine the benefit obligation at December 31, 2008:

Discount rate	5.75%
Expected return on plan assets	6.00%
Rate of compensation increase	3.00%
Measurement date — December 31, 2008	

The following table sets forth the weighted average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2008:

Discount rate	6.00%
Expected return on plan assets	6.00%
Rate of compensation increase	3.00%
Measurement date — December 31, 2008	

5. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupies office space under noncancelable lease with initial or remaining terms approximately five years. Future minimum payments are as follows:

2009	$ 630,637
2010	669,055
2011	669,055
2012	669,055
2013	669,055
2014 and thereafter	4,103,195
	$7,410,052

Guarantees — The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial position for these transactions.

Commitments — During 2008, the Company entered into an agreement with an affiliate to provide a credit facility for $2,000,000. The balance outstanding as of December 31, 2008 was $0.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments

recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Fair Value Heirarchy

In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of money market instruments, deposits, or exchange traded financial instruments.

Level 2 — Quoted prices in active markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all of the assumptions to value these financial instuments are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

Fair Value Measurements on a Recurring Basis
As of December 31, 2008

	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities owned	$ 11,744,286	$ -	$ -	$ 11,744,286

7. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2008, net capital of $16,752,465 exceeded the required net capital minimum of $250,000 by $16,502,465.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

Exane, Inc.
640 Fifth Ave. 15th FL
New York, NY 10019

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 27, 2009, on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP